

Mail Stop 3720

November 9, 2007

Kendra Berger
Chief Financial Officer
NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California, 92008

> **Re: NTN Buzztime, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2007**
> **File No. 001-11460**

Dear Ms. Berger:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2006</u>

<u>Consolidated Statements of Cash Flows, page F-8</u>

1.   We note you have a line item called "Net change in loans to discontinued operations" represents. Tell us what is included in this line item and why it is appropriate to classify it as cash flows used in investing activities.

<u>Note 1 - Organization and Summary of Significant Accounting Policies</u>
<u>Critical Accounting Policies and Estimates, page F-11</u>

2.   We note that you record "deferred costs and revenues related to the costs and related installation revenue associated with installing new customer sites." We also note that you are amortizing these amounts over an estimated three-year average life of the customer relationship.

- Please tell us whether your deferred installation revenue exceeds deferred costs for your contracts. Deferrable costs up to the amount of non-refundable deferred revenue are considered realizable because the recognition of the deferred revenue will offset the recognition of deferred costs.
- If your deferrable costs exceed the deferred installation revenue for a specific contract, such excess costs are under the scope of Questions 3 and 4 of SAB Topic 13(A)(3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the excess costs can be recovered over the <u>initial contract term</u> for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the related contract.
- If applicable, please confirm to us that the excess costs, and any other costs to provide services for that initial contract period, can be recovered over the initial contract term. If so, you should revise to limit the amortization period to the initial contract term for each specific customer. If you are unable to recover the excess costs or any portion thereof, you should revise to expense such costs immediately.
- If applicable, if a customer terminates its contract during the initial contract term, the related customer deferred costs should be written off.

3.   We note on page F-12 that you utilized an independent third-party valuation firm
        to assist you in calculating the fair values for Software Solutions and NTN
        Canada, Inc. While you are not required to make reference to this independent
        third-party, when you do you should also disclose the name of the expert. If you
        decide to delete your reference to the independent third-party, you should revise
        to provide disclosures that explain the method and assumptions used by
        management to determine the valuation. Please confirm to us in your response
        letter that the experts are aware of being named in the filing and comply with this
        comment regarding references to independent valuations in future filings.
        Similarly address your reference to a third party valuation firm on page 37.

Impact of SFAS No. 123R, page F-16

4.   We note that you account for changes in fair values between reporting dates in
        accordance with FIN 28. However, FIN 28 has been superseded by SFAS 123R.
        Please revise or advise.

Goodwill and Other Intangible Assets, page F-17

5.   We note that you performed your annual test for goodwill impairment for
        Software Solutions as of August 31, 2006. In November 2006, subsequent to the
        valuations you re-evaluated the Software Solutions goodwill and intangibles and
        determined that the Software Solutions goodwill of approximately $2.2 million
        was fully impaired. Tell us what occurred or changed during the two months
        between August 31, 2006 and November 2006 that caused this significant
        impairment. Also, tell us how you tested goodwill for impairment in August 2006
        and November 2006.

Note 5 – Cumulative Convertible Preferred Stock, page F-25

6.   We note that your Series A Preferred Stock have cumulative fixed annual
        dividends of 10 cents per share and have no voting rights. We also note your
        statement that the conversion rate is subject to adjustment in certain events and is
        established at the time of each conversion. Please note that an embedded
        conversion feature within convertible preferred stock must be assessed under
        paragraph 12 of SFAS 133 to determine whether the embedded conversion feature
        should be bifurcated from the host instrument and accounted for as a derivative at
        fair value with changes in fair value recorded in earnings. In addition, embedded
        conversion features that meet the criteria for bifurcation under SFAS 133 may
        qualify for the paragraph 11(a) scope exception in SFAS 133. In analyzing
        whether the conversion feature meets the paragraph 11(a) scope exception, you
        must determine whether the conversion feature would be classified within
        stockholders' equity. To determine classification, the conversion feature must be

analyzed under EITF 00-19. Please tell us how you considered SFAS 133 and EITF 00-19 when evaluating whether your cumulative convertible preferred stock has a conversion feature that should be bifurcated. Refer to http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf for more guidance.

7.   If you determined that the conversion feature should not be bifurcated, tell us how you considered classification in permanent equity or temporary equity by reference to ASR 268 and EITF D-98.

Note 16 – Segment Information, page F-35

8.   We note that you only show geographical information for your Buzztime iTV Network segment implying that only Buzztime iTV Network has revenue and assets outside of the United States. Please disclose all revenue and long-lived assets by geographic location.

Form 10-Q for the quarterly period ended March 31, 2007

Results of Continuing Operations
Other Income, page 24

9.   We note that along with the restructuring, certain assets were sold and you granted a license for the related licensed materials to a former employee. We further note that you recognized a gain related to the transaction. Provide us with more details of the transaction and provide us with your journal entries.

Form 10-Q for the quarterly period ended June 30, 2007

Condensed Consolidated Statements of Cash Flows, page 6

10.   We note your "reclass of investment to accounts receivable." Tell us more about this reclassification including why it was appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director